Exhibit 12.1

Meritage Homes Corporation

Calculation of Ratio of Earnings to Total Fixed Charges

	Year Ended December 31,
	2014	2013	2012	2011	2010
	(dollars in thousands)
Earnings/(Loss) before income taxes	$208,417	$177,672	$28,854	$(20,376)	$2,484
Loss/(Earnings) from equity method investees	(10,422)	(12,805)	(10,233)	(5,849)	(5,243)

	197,995	164,867	18,621	(26,225)	(2,759)

Add/(deduct):
+ Fixed Charges	60,541	53,285	47,968	45,441	45,936
+ Amortization of Capitalized Interest	32,143	24,668	15,101	9,863	12,228
+ Distributed income of equity method investees	11,613	13,013	9,648	6,497	7,263
- Interest capitalized	(53,211)	(36,060)	(21,891)	(12,994)	(9,720)

Earnings available for fixed charges	$249,081	$219,773	$69,447	$22,582	$52,948

Fixed Charges:
Interest and other financial charges expensed and capitalized	58,374	51,152	46,135	43,393	43,442
Interest factor attributed to rentals (a)	2,167	2,133	1,833	2,048	2,494

Total Fixed Charges	$60,541	$53,285	$47,968	$45,441	$45,936

Ratio of earnings to fixed charges	4.1	4.1	1.4	0.5	1.2

(a)	The interest factor attributable to rentals consists of one-third of rental charges, which is deemed by the Company to be representative of the interest factor inherent in rent.